Exhibit 8.1

Board of Directors

New York Community Bancorp, Inc.

615 Merrick Avenue

Westbury, New York 11590

Board of Directors

PennFed Financial Services, Inc.

622 Eagle Rock Avenue

West Orange, New Jersey 07052

Re:	Federal Tax Consequences of the Merger of PennFed Financial Services, Inc.
with and into New York Community Bancorp, Inc.

Ladies and Gentlemen:

You have requested an opinion as to the Federal income tax consequences of the following proposed transactions, pursuant to the Agreement and Plan of Merger by and between New York Community Bancorp, Inc., a Delaware corporation (“New York Community”), and Financial Services, Inc., a Maryland corporation (“PennFed”) (the Agreement and Plan of Merger shall be referred to as the “Merger Agreement”): PennFed will merge with and into New York Community with New York Community as the surviving corporation (the “Merger”), and the separate existence of PennFed will cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of PennFed will be vested in and assumed by New York Community. As part of the Merger, each share of PennFed common stock will be converted into the right to receive the Merger Consideration pursuant to the Merger Agreement. Fractional shares of New York Community Common Stock will not be issued in the Merger. This letter does not address the state and local tax consequences of the transactions. The terms used but not defined herein, whether capitalized or not, shall have the same meaning as in the Merger Agreement.

For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of New York Community and PennFed upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified).

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

Based solely upon and subject to the foregoing, it is our opinion that, under presently applicable law, the following will be the material Federal income tax consequences of the transaction.

OPINION

Based solely upon the above-referenced representations and information and assuming the transactions occur in accordance with the Merger Agreement and the Merger (and taking into consideration the limitations at the end of this opinion), it is our opinion that under current Federal income tax law:

A.	The Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code;

B.	No gain or loss will be recognized by New York Community or PennFed by reason of the Merger;

C.	The exchange of PennFed Common Stock, to the extent exchanged for New York Community Common Stock, will not give rise to recognition of gain or loss for Federal income tax purposes to the stockholders of PennFed;

D.	The basis of the New York Community Common Stock to be received (including any fractional shares deemed received for tax purposes) by a PennFed stockholder will be the same as the basis of the PennFed Common Stock surrendered pursuant to the Merger in exchange therefore, increased by any gain recognized by such PennFed stockholder as a result of the Merger and decreased by any cash received by such PennFed stockholder in the Merger;

E.	The holding period of the shares of New York Community Common Stock to be received by a stockholder of PennFed will include the period during which the stockholder held the shares of PennFed Common Stock surrendered in exchange therefore, provided the PennFed Common Stock surrendered is held as a capital asset at the Effective Time; and

F.	The receipt of cash by a holder of PennFed Common Stock in lieu of a fractional share interest in New York Community Common Stock will be treated for federal income tax purposes as if the holder of PennFed Common Stock received the fractional share of New York Community Common Stock pursuant to the Merger, and then exchanged the fractional share interest for cash in redemption by New York Community of such fractional share. As a result, a holder of PennFed Common Stock will recognize short or long term capital gain or loss equal to the difference between the amount of cash received and the stockholder’s basis in the fractional share interest in New York Community common stock.

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No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views.

CONSENT

We hereby consent to the filing of the opinion as an exhibit to New York Community’s Registration Statement on Form S-4, as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Proxy Statement/Prospectus contained in New York Community’s Registration on Form S-4 under the captions “The Merger and the Merger Agreement—Material United States Federal Income Tax Consequences of the Merger” and “Legal Opinions.”

Very truly yours,